

January 7, 2011

<u>Via Facsimile & U.S. Mail</u>
Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102

> **Re:** **Wilshire Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 10, 2010**
> **File No. 1-04673**
>
> **Schedule 13e-3**
> **Filed by Wilshire Enterprises, Inc and Sherry Wilzig Izak**
> **Filed December 10, 2010**
> **File No. 5-32567**
>
> **Schedule 13D filed by Sherry Wilzig Izak**
> **Filed February 20, 2009**
> **File No. 5-32567**

Dear Ms. Izak:

      We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Identity and Background of Filing Person

1.   Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that the Estate of Siggi B. Wilzig is not included as a filing person despite such entity's 42.8% level of beneficial ownership of shares of the company. Please revise to add this filing party or advise. We may have further comment.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing parties, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

3.   Please fill in all blanks and provide information as of the most reasonable practicable date.

Background of the Transaction, page 16

4.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of Directors, the Special Committee, and the financial and/or legal advisors regarding the terms of the current going private transaction. For example, revise to disclose:

- why the Board first proposed a reverse stock split transaction as opposed to any other transaction for consideration by the newly formed Special Committee at its meeting on October 28, 2010;
- the advantages and disadvantages discussed amongst the parties at the November 11, 2010 meeting of each of the alternative options considered;
- why the options considered did not include a merger, sale or similar corporate transaction;
- whether the Board considered maintaining the status quo; and,

- whether the special committee, financial advisor, management, or any other affiliate first identified the reverse/forward split as the superior alternative and the reasons why.

5.   Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by TM Capital during the Special Committee's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A.   In this regard, we note disclosure regarding TM Capital representatives' November 30, 2010 preliminary draft valuation analysis presentation to the Special Committee. It does not appear that this preliminary draft presentation has been filed. Please revise consistent with this comment or advise.

Fairness of the Transaction, page 19

6.   We refer to the last sentence of the first paragraph under this heading. Given that Ms. Wilzig Izak is an affiliate engaged in the going private transaction and a filing person, please revise the sentence or advise.

7.   Please supplement your disclosure and discuss how each filing person was able to arrive at the conclusion of fairness of the cash out price of $1.00 in light of the financial advisor's property sale analyses which yielded implied per share ranges that were above the $1.00 cash out price. In this regard, while we note disclosure regarding the Board's lack of an intention to pursue a sale of the company or its assets, the Board's lack of an intention does not eliminate the need to discuss how the valuation range per share factored into the Board's analysis of the substantive fairness of the transaction. Please supplement your disclosure to explain further how the property sale analysis was considered by the Board in its conclusion regarding the fairness of the transaction. Alternatively, supplement your disclosure to further detail the reasons why such valuation ranges were not considered in determining the appropriate cash out price. Refer generally to Instruction 2 to Item 1014 of Regulation M-A.

Alternatives Considered, page 24

8.   As noted in a prior comment on disclosure in the Background section, please supplement the disclosure in this section to disclose whether other alternatives, such as a sale of the company and/or maintenance of the status quo, were considered. In this regard, we note the property sale analyses undertaken by the financial advisor. If an alternative was not considered, revise to state this fact and disclose the reason why.

9.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why

each filing party seeks to undertake the going private transaction *at this time* as opposed to other time in the company's operating history. *See* Item 1013(c) of Regulation M-A.

Effect on the Affiliated Remaining Stockholders, page 28

10.   In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

11.   Please revise to disclose all of the financial forecasts that management and/or the board provided to the financial advisor or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts. Alternatively, confirm that such disclosures have been made.

Comparable Public Company Analyses, page 31

12.   Under this heading, please supplement the disclosure to quantify how many of the companies chosen for the analysis were greater in size than Wilshire and how the 33% adjustment factor was determined as the appropriate factor to adjust for differences between Wilshire and the other companies.

Cautionary Note Regarding Forward Looking Statements, page 46

13.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please clarify your disclosure in this section by stating that the safe harbor provisions do not apply to any forward-looking statements the company makes in connection with the going private transaction. Further, revise to clarify that the safe harbor provisions do not apply to forward-looking statements made in periodic reports incorporated by reference to the proxy statement.

Solicitation of Proxies, page 65

14.   We note that proxies will be solicited by "any appropriate means" by your directors, officers and employees. Consistent with the requirements of Item 4 of Schedule 14A, revise to specify the means by which proxies will be solicited. Further, please note that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Schedule 13D filed by Sherry Izak on February 20, 2009

15.   Based on disclosure in the 10-K/A filed on April 30, 2010, Ms. Izak is the beneficial
        owner of approximately 19.1% of the company's shares. In the filing referenced above,
        Ms. Izak's ownership was referenced to be approximately 6.3%. Despite the change in
        ownership percentage, we were unable to locate any amendments to the Schedule 13D to
        reflect this increase. Similarly, we were unable to locate any amendments to Schedule
        13D that reflected Ms. Izak's decision to engage in the current going private transaction.
        Please advise.

Schedule 13D filed by the Estate of Siggi Wilzig on August 9, 2004

16.   Reference is made to the beneficial ownership interest of the Estate of Siggi Wilzig noted
        in the 10-K/A filed on April 30, 2010. We were unable to locate amendments to the
        Schedule 13D filed by said estate after August 2004. Please advise. Please also note our
        comments 1 and 2 above.

                                    *   *   *   *   *
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to the disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the filing
persons acknowledging that:

    ·   The filing person is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    ·   the filing person may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Dennis Block, Esq.
Cadwalader, Wickersham & Taft LLP